July 12, 2010

Dear Fellow Shareholder:

The June quarter was not one of our finest hours as investors, but The Merger Fund® again demonstrated its value as a portfolio diversification tool.  In a three-month period that saw the S&P 500 plunge 11.4%, the Fund’s NAV declined from $15.81 to $15.58, a loss of 1.5%.  For the first six months of calendar 2010, the Fund managed to eke out a gain of 0.3%, at least a small accomplishment given that the vast majority of equity mutual funds, whether conventional funds or alternative investment vehicles, showed red ink in this year’s first half.  For the first nine months of the Fund’s September fiscal year, we were up 2.1%.

The Fund’s failure to meet its rate-of-return objectives last quarter wasn’t the result of an outsized loss on a single investment, although a broken deal did put a dent in our P&L.  Instead, the Fund’s performance suffered from smaller mark-to-market losses on an unusually large number of positions.  The oil spill in the Gulf impacted arbitrage spreads on a couple of energy deals, while an unexpected new mining tax had a negative effect on several of our Australian holdings.  The European debt crisis and jitters in the global credit markets also weighed on certain pending transactions.  Fortunately, the Fund’s hedging strategies went a long way toward limiting the impact on the portfolio as a whole.  Overall, six of the Fund’s investments showed meaningful gains in the June quarter, while 15 posted material losses.  We expect a much more favorable ratio in the current quarter.

Killing the Golden Kangaroo

Few things make an arb happier than a hotly contested takeover battle involving multiple strategic buyers.  And that’s just what appeared to be shaping up three months ago for the shareholders of Australia’s Macarthur Coal.  One of the world’s largest producers of metallurgical coal, the kind used to make steel, Macarthur was on the verge of making its own acquisition when it received an unsolicited takeover offer from U.S.-based coal miner Peabody Energy.  Priced at 13 Australian dollars a share in cash, or a total of A$3.3 billion, the offer was contingent on Macarthur dropping its then-pending acquisition of Gloucester Coal.  Recognizing that investors, not to mention the target, viewed its original bid as less than compelling, Peabody took just a week to raise its offer by a dollar a share, to A$14.

Peabody, however, wasn’t the only industry player taking a hard look at Macarthur.  Within days of Peabody’s revised offer, the financial press reported that Xstrata, another major international mining company, was preparing its own takeover bid.  But before Xstrata chose to show its hand, a third suitor, Australia’s New Hope, went public with an all-stock offer valued at A$14.30 a share.  Like Peabody’s initial proposal, this offer also had a short shelf life.  Less than a week after it jumped into the fray, New Hope raised its bid to A$14.50 a share and added an all-cash alternative for Macarthur shareholders who might be wary of accepting stock in a company that was only slightly larger than its target.  The next day, in an apparent attempt to deliver a knockout blow, Peabody raised its offer to A$16 a share, 23% above where it had started the bidding.

From an arbitrage standpoint, there was little not to like about this situation.  Australian companies have limited defenses against hostile takeover attempts, and Macarthur clearly seemed to be a prize worth fighting for.  Many of Asia’s economies, especially China’s, are showing a voracious appetite for a wide range of imported commodities, including metallurgical coal.  And given Australia’s proximity to these rapidly growing markets, producers like Macarthur seem particularly well-positioned.  Moreover, with two—and possibly three—strategic bidders in the hunt, this takeover battle had the potential to take on a life of its own, with some analysts speculating that the ultimate deal price could approach A$20.

Shareholder Services: US Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-3959
Investment Adviser:  Westchester Capital Management, Inc. • 100 Summit Lake Drive • Valhalla • New York 10595
 (914) 741-5600 • Fax (914) 741-5737

But as visions of sugarplums danced in arbs’ heads, including ours, the “x factor” was about to come into play.  At the end of April, Australia’s Labor government, under the leadership of Prime Minister Kevin Rudd, dropped a bombshell on the nation’s mining industry.  As part of a broader restructuring of Australia’s tax system, Rudd called for the adoption of a Resources Super Profits Tax.  The most onerous provision of the RSPT was a 40% surtax on mining profits that exceeded what the Rudd administration regarded as an adequate return on capital.  Claiming that the RSPT would expose the industry to some of the highest tax rates on the planet, Australia’s miners threatened to cancel billions of dollars of development projects in the pipeline.

Meanwhile, back on the M&A front, Peabody reacted to the proposed new tax by reducing its offer for Macarthur from A$16 to A$15 a share.  New Hope chose not to put a new bid on the table, and Xstrata was never heard from.  So much for an unfettered bidding contest!  Macarthur, whose planned takeover of Gloucester Coal had already unraveled, rejected Peabody’s revised proposal, citing both its inadequacy and the fact that China’s Citic Resources, the company’s largest shareholder with a 22% stake, would not support it.

As Macarthur’s shares fell below the levels at which they had been trading before Peabody made its original approach, public opposition to the RSPT started to build.  The mining industry waged a high-profile campaign to discredit the proposed new tax, arguing that it would threaten the viability of a sector that was Australia’s principal growth engine and largely responsible for the country’s ability to make it through the global financial crisis relatively unscathed.  Regional leaders representing Australia’s mining states joined the debate, as did many ordinary Australians concerned about possible job losses and the eroding value of their mining investments.  With polls showing Rudd’s approval ratings moving sharply lower, his own Labor Party staged a mutiny and removed him from office.  The newly chosen Prime Minister, Julia Gillard, made revamping the RSPT her top priority.

At the end of June, after working closely with Australia’s mining community, the new Prime Minister unveiled the Minerals Resource Rent Tax.  The MRRT is much more industry-friendly than the scheme it replaces.  And for some producers, such as those who plan to turn natural gas extracted from underground coal seams into LNG, the MRRT actually represents a net improvement over the existing tax regime.

With the domestic tax situation apparently resolved, investors in Australia have turned their attention to the same macroeconomic issue that investors and corporate executives the world over are grappling with:  Is the global economic recovery sustainable?  Possibly reflecting this uncertainty, no new offers for Macarthur have been forthcoming.  Nonetheless, for the time being we’ve decided to retain a portion of the Fund’s holdings in view of what we regard as the stock’s favorable risk-reward ratio and the company’s strategic value to a larger industry player.

A Handful of Winners

On the positive side of the ledger, the Fund showed nice gains last quarter on several of its arbitrage holdings, including Chloride Group, a U.K. manufacturer of back-up power systems, whose stock benefited from a real bidding contest between two deep-pocket strategic buyers, Switzerland-based ABB and U.S.-based Emerson Electric, a battle eventually won by Emerson; Smith International, a manufacturer of drill bits and other oilfield equipment, whose planned merger with the industry leader in oilfield services, Schlumberger, has so far proceeded without a hitch; Switch and Data Facilities, which saw its acquisition by rival data-center operator Equinix receive all-important antitrust approval; and 3Com, a networking-equipment company with a large presence in China, which obtained Chinese clearance for its takeover by Hewlett-Packard despite fears that a rift in U.S.-China relations could get in the way of the deal.

New Investments

Volatility in the capital markets prevented deal-making from showing much of a recovery in the June quarter.  According to Securities Data Corp., U.S. M&A volume rose 9% from first-quarter levels and 21% from the year-earlier period but still remained at a subdued run rate.  On a global basis, the picture was pretty much the same.

Once again, however, the anemic pace of merger activity hasn’t prevented us from identifying a sizable number of attractive new arbitrage investments.  These include CyberSource Corp., a provider of payment processing and fraud-prevention services to online merchants, which is being acquired by Visa Inc. in a $2 billion transaction designed to bolster Visa’s product offerings in e-commerce; Psychiatric Solutions, Inc., a leading provider of in-patient psychiatric care, to become part of Universal Health Services, Inc., which operates more than 100 hospitals and other medical facilities in the U.S.; Mariner Energy, Inc., an oil and gas producer with substantial operations in deepwater areas of the Gulf of Mexico, whose merger partner, Apache Corp., has reiterated its intention to complete the $2.7 billion transaction despite the drilling moratorium and other fallout from the Deepwater Horizon oil spill; Interactive Data Corp., a provider of securities pricing data and financial analytics to institutional investors, being taken private by Silver Lake and Warburg Pincus in a $3 billion transaction; Palm, Inc., the struggling smartphone manufacturer, whose acquisition by Hewlett-Packard Co. was just completed; GLG Partners, Inc., a London-based manager of hedge funds, to combine with Man Group plc in a deal that will create a $60 billion global player in alternative investment products; and Qwest Communications International Inc., a provider of voice and Internet services to customers in 14 Western and Midwestern states, in a $10 billion merger pact with CenturyLink, Inc., which offers telecom services in mostly rural areas of the U.S.

Other investments in deals that have reached the definitive-agreement stage include Talecris Biotherapeutics Holdings Corp., a developer of drugs derived from blood plasma, to be acquired by Grifols SA, Europe’s largest maker of blood-plasma products; Gerdau Ameristeel Corp., a North American operator of steel minimills, whose corporate parent, Brazil’s Gerdau SA, plans to buy out the target’s public shareholders; ev3, a maker of stents, catheters and other products used in vascular surgery, to be acquired by a larger medical device company, Covidien plc; Sybase, Inc., whose software helps corporate customers run applications on mobile devices, to be acquired for $5.8 billion by German software giant SAP AG; DynCorp International, Inc., a provider of logistical, training and security services to the U.S. Army and other government agencies, just taken private by Cerberus Capital Management, L.P.; American Italian Pasta Company, maker of the popular Mueller’s line of dry pasta, to become a unit of Ralcorp Holdings, Inc., whose product line includes Post cereals and a variety of store-brand packaged foods; Biovail Corp., Canada’s largest publicly traded drug maker, in a merger pact with Valeant Pharmaceuticals International; Dollar Thrifty Automotive Group, Inc., the car rental company, whose agreement to be acquired by Hertz Global Holdings Inc. may be threatened by a competing bid from Avis Budget Group Inc.; and Boots and Coots, Inc.—no, we’re not making up the name—an oilfield services company that is in the process of being acquired by Halliburton Co.

In the pre-deal category, the Fund has established positions in Healthscope Ltd., operator of Australia’s second-largest group of private hospitals, the recipient of preliminary offers from two private equity teams, one reportedly led by TPG Capital and the other by Kohlberg Kravis Roberts & Co.; British Sky Broadcasting Group plc, Britain’s equivalent of DirecTV, which has rejected an offer from Rupert Murdoch’s News Corp. to buy the 61% of BSkyB it doesn’t already own; and California Pizza Kitchen, Inc., which has announced that it is exploring a variety of financial and strategic options to enhance shareholder value, including a possible sale of the company.  The Merger Fund® currently holds positions in 61 arbitrage situations, a near record, and is approximately 75% invested.  We look forward to a more productive second half.

Finally, we’re pleased to announce a new Web-based service for our shareholders who have invested directly in The Merger Fund® through U.S. Bancorp Fund Services.  By going to the Fund’s Website (www.mergerfund.com), direct shareholders will be able to view their account history and place orders to buy or sell Fund shares online.  They can also elect to receive statements, annual reports and prospectuses electronically.  Investors who are interested in this service should go to the Fund’s homepage and click on the “Account Access” tab.  And all of our shareholders, including those who have invested in The Merger Fund® through a mutual fund “supermarket” or other financial intermediary, are encouraged to visit what we believe is one of the industry’s most informative and user-friendly Websites.

Sincerely,

Frederick W. Green
President

Note:  Before investing in The Merger Fund®, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund®’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.